UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Held Company with Authorized Capital

National Register of Corporate Taxpayers #90.400.888/0001-42

NIRE #35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), hereby, on form and for the purpose of paragraph 4 of art. 157 of Law 6404/76, of Securities and Exchange Commission ("CVM") Instruction no. 358/02 and CVM Instruction No. 480/09, in line from best corporate governance practices, disclosure of the report the following indicators (guidance), based on reasonable assumptions, which, however, are subject to significant uncertainties, many of whom are not even be under the control of the Company:

Indicators	2012 and 2013 (CAGR*)
Incomes	14-16%
Costs (including depreciations)	11-13%
Total Credit	15-17%
Net Profit	15%
CAGR – Compounded Annual Growth Rate

The indicators above are in accordance with international standards - IFRS (International Financial Reporting Standards) and have been listed below the assumptions used for preparing the same.

Business Assumption

- The estimates contemplate the increase of expenses based on contractual adjustments according to inflation rates, business growth and investment plan of organization;

- The expansion of the service network and commercial power;

- Technology investments to develop new products and services;

- Focus on strategic business growth to the Company, such as individuals and small and medium size companies; and

- Increase on credit provisions following the growth and the composition of the loan portfolio.

Macroeconomics Assumption (not under management control)

- Continuous the global economic growth on 2012 and 2013;

- Increase of loan portfolio of the National Financial System according with current market expectations;

- Employment rates, inflation, growth of the Gross Domestic Product(GDP), evolutions on the basic interest rate and the population  income according to market consensus; and

- Local regulatory stability, including the tax rates incident on the Company's activities, the labor and social welfare legislation.

The referred indicators above shall be included on the Company’s Reference Form, pursuant to the applicable regulation.

Also noteworthy that all the assumptions displayed above are subject to changes, risks and uncertainties that can escape from the Company control. Any change in perception or on the facts described above, can make diverging with the obtained results and the indicators (guidance). In this case, the indicators may become to be revised.

São Paulo, September 29, 2011.

Carlos Alberto Lopez Galan

Investors Relation Officer
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 29, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer